Exhibit 99.4

ASML—Summary IFRS Consolidated Statement of Profit or Loss 1,2

	Three months ended,
(in millions EUR)	Mar 30, 2014	Mar 31, 2013

Net system sales	1,030.0	676.9
Net service and field option sales	366.5	215.2
Total net sales	1,396.5	892.1

Total cost of sales	(818.9)	(570.8)
Gross profit	577.6	321.3

Other income	20.2	14.2
Research and development costs	(212.8)	(101.7)
Selling, general and administrative costs	(86.4)	(62.7)
Operating income	298.6	171.1

Interest and other, net	(2.6)	(0.2)
Income before income taxes	296.0	170.9

Benefit from (provision for) income taxes	(12.7)	(15.2)
Net income	283.3	155.7

ASML—Summary IFRS Consolidated Statement of Financial Position 1,2

	Mar 30,	Dec 31,
(in millions EUR)	2014	2013

ASSETS
Property, plant and equipment	1,231.2	1,217.8
Goodwill	2,114.0	2,111.3
Other intangible assets	1,402.7	1,375.6
Deferred tax assets	295.8	302.7
Finance receivables	46.2	46.0
Derivative financial instruments	68.2	30.8
Other assets	257.8	263.4
Total non-current assets	5,415.9	5,347.6

Inventories	2,547.7	2,393.0
Current tax assets	92.1	32.3
Derivative financial instruments	37.1	40.8
Finance receivables	298.6	250.5
Accounts receivable	832.2	878.3
Other assets	268.3	250.3
Short-term investments	599.7	679.9
Cash and cash equivalents	2,398.1	2,330.7
Total current assets	7,073.8	6,855.8

Total assets	12,489.7	12,203.4

EQUITY AND LIABILITIES
Equity	7,711.8	7,544.8

Long-term debt	1,093.0	1,065.8
Derivative financial instruments	2.8	2.6
Deferred and other tax liabilities	403.0	439.9
Provisions	4.4	4.6
Accrued and other liabilities	320.6	280.5
Total non-current liabilities	1,823.8	1,793.4

Provisions	2.1	2.2
Derivative financial instruments	5.9	9.0
Current portion of long-term debt	4.4	4.4
Current and other tax liabilities	96.7	15.9
Accrued and other liabilities	2,116.0	2,207.8
Accounts payable	729.0	625.9
Total current liabilities	2,954.1	2,865.2

Total equity and liabilities	12,489.7	12,203.4

ASML—Summary IFRS Consolidated Statement of Cash Flows 1,2

	Three months ended,
	Mar 30,	Mar 31,
(in millions EUR)	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	283.3	155.7

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	96.6	63.0
Impairment	3.9	0.1
Loss on disposal of property, plant and equipment	0.7	0.1
Share-based payments	23.1	5.7
Allowance for doubtful receivables	0.1	0.3
Allowance for obsolete inventory	41.5	30.4
Deferred income taxes	(30.7)	6.9
Changes in assets and liabilities	(146.6)	(230.3)
Net cash provided by (used in) operating activities	271.9	31.9

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(75.5)	(27.3)
Purchase of intangible assets	(68.5)	(92.2)
Purchase of available for sale securities	(194.8)	(350.0)
Maturity of available for sale securities	275.0	440.0
Acquisition of subsidiaries (net of cash acquired)	—	—
Net cash provided by (used in) investing activities	(63.8)	(29.5)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	—	—
Purchase of shares	(145.0)	—
Net proceeds from issuance of shares	5.5	10.4
Net proceeds from issuance of notes	—	—
Repurchase of notes	—	—
Capital repayment	—	—
Repayment of debt	(1.1)	(0.8)
Net cash provided by (used in) financing activities	(140.6)	9.6

Net cash flows	67.5	12.0

Effect of changes in exchange rates on cash	(0.1)	0.5
Net increase (decrease) in cash and cash equivalents	67.4	12.5

ASML—Quarterly Summary IFRS Consolidated Statement of Profit or Loss 1,2

		Three months ended,
	Mar 30,	Dec 31,	Sep 29,	Jun 30,	Mar 31,
(in millions EUR)	2014	2013	2013	2013	2013

Net system sales	1,030.0	1,441.2	959.5	915.5	676.9
Net service and field option sales	366.5	407.1	358.7	271.2	215.2
Total net sales	1,396.5	1,848.3	1,318.2	1,186.7	892.1

Total cost of sales	(818.9)	(1,073.1)	(808.3)	(707.1)	(570.8)
Gross profit	577.6	775.2	509.9	479.6	321.3

Other income	20.2	17.2	16.7	16.3	14.2
Research and development costs	(212.8)	(183.3)	(162.3)	(116.7)	(101.7)
Selling, general and administrative costs	(86.4)	(89.3)	(90.1)	(69.2)	(62.7)
Operating income	298.6	519.8	274.2	310.0	171.1

Interest and other, net	(2.6)	(2.1)	(9.8)	(6.7)	(0.2)
Income before income taxes	296.0	517.7	264.4	303.3	170.9

Benefit from (provision for) income taxes	(12.7)	(11.0)	(16.3)	(20.0)	(15.2)
Net income	283.3	506.7	248.1	283.3	155.7

ASML—Quarterly Summary IFRS Consolidated Statement of Financial Position 1,2

	Mar 30,	Dec 31,	Sep 29,	Jun 30,	Mar 31,
(in millions EUR)	2014	2013	2013	2013	2013

ASSETS
Property, plant and equipment	1,231.2	1,217.8	1,163.2	1,127.2	1,012.3
Goodwill	2,114.0	2,111.3	2,156.6	2,232.0	162.3
Other intangible assets	1,402.7	1,375.6	1,364.0	1,341.7	533.2
Deferred tax assets	295.8	302.7	282.5	237.5	189.5
Finance receivables	46.2	46.0	17.6	17.5	17.4
Derivative financial instruments	68.2	30.8	21.8	65.9	102.1
Other assets	257.8	263.4	261.6	223.6	207.8
Total non-current assets	5,415.9	5,347.6	5,267.3	5,245.4	2,224.6

Inventories	2,547.7	2,393.0	2,492.4	2,371.7	2,005.8
Current tax assets	92.1	32.3	33.3	55.9	64.8
Derivative financial instruments	37.1	40.8	56.2	35.0	32.6
Finance receivables	298.6	250.5	426.3	252.4	300.8
Accounts receivable	832.2	878.3	626.2	612.8	689.8
Other assets	268.3	250.3	278.0	232.5	215.2
Short-term investments	599.7	679.9	662.5	758.3	840.0
Cash and cash equivalents	2,398.1	2,330.7	2,061.2	1,592.3	1,780.1
Total current assets	7,073.8	6,855.8	6,636.1	5,910.9	5,929.1

Total assets	12,489.7	12,203.4	11,903.4	11,156.3	8,153.7

EQUITY AND LIABILITIES
Equity	7,711.8	7,544.8	7,222.5	7,075.0	4,664.5

Long-term debt	1,093.0	1,065.8	1,075.8	732.9	743.8
Derivative financial instruments	2.8	2.6	2.7	2.9	11.8
Deferred and other tax liabilities	403.0	439.9	425.9	428.8	143.1
Provisions	4.4	4.6	6.2	6.9	6.6
Accrued and other liabilities	320.6	280.5	414.2	420.6	237.9
Total non-current liabilities	1,823.8	1,793.4	1,924.8	1,592.1	1,143.2

Provisions	2.1	2.2	2.3	2.4	3.3
Derivative financial instruments	5.9	9.0	8.5	9.1	3.4
Current portion of long-term debt	4.4	4.4	3.8	3.8	3.6
Current and other tax liabilities	96.7	15.9	17.7	1.8	18.2
Accrued and other liabilities	2,116.0	2,207.8	2,001.0	1,960.1	1,895.2
Accounts payable	729.0	625.9	722.8	512.0	422.3
Total current liabilities	2,954.1	2,865.2	2,756.1	2,489.2	2,346.0

Total equity and liabilities	12,489.7	12,203.4	11,903.4	11,156.3	8,153.7

ASML—Quarterly Summary IFRS Consolidated Statement of Cash Flows 1,2

		Three months ended,
	Mar 30,	Dec 31,	Sep 29,	Jun 30,	Mar 31,
(in millions EUR)	2014	2013	2013	2013	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	283.3	506.7	248.1	283.3	155.7

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	96.6	102.9	86.2	68.8	63.0
Impairment	3.9	9.9	0.5	2.6	0.1
Loss on disposal of property, plant and equipment	0.7	1.7	0.5	0.5	0.1
Share-based payments	23.1	15.1	17.2	9.4	5.7
Allowance for doubtful receivables	0.1	(0.1)	0.5	0.4	0.3
Allowance for obsolete inventory	41.5	52.4	48.2	33.9	30.4
Deferred income taxes	(30.7)	14.5	(27.6)	32.2	6.9
Changes in assets and liabilities	(146.6)	(109.8)	(182.1)	133.2	(230.3)
Net cash provided by (used in) operating activities	271.9	593.3	191.5	564.3	31.9

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(75.5)	(77.7)	(55.3)	(50.5)	(27.3)
Purchase of intangible assets	(68.5)	(70.2)	(82.2)	(83.0)	(92.2)
Purchase of available for sale securities	(194.8)	(255.0)	(174.9)	(125.0)	(350.0)
Maturity of available for sale securities	275.0	237.6	270.7	246.7	440.0
Acquisition of subsidiaries (net of cash acquired)	—	—	—	(443.7)	—
Net cash provided by (used in) investing activities	(63.8)	(165.3)	(41.7)	(455.5)	(29.5)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	—	—	—	(216.1)	—
Purchase of shares	(145.0)	(163.7)	(51.6)	(84.7)	—
Net proceeds from issuance of shares	5.5	10.2	4.0	7.2	10.4
Net proceeds from issuance of notes	—	—	740.4	—	—
Repurchase of notes	—	—	(368.3)	—	—
Capital repayment	—	—	—	—	—
Repayment of debt	(1.1)	(1.2)	(1.2)	(0.9)	(0.8)
Net cash provided by (used in) financing activities	(140.6)	(154.7)	323.3	(294.5)	9.6

Net cash flows	67.5	273.3	473.1	(185.7)	12.0

Effect of changes in exchange rates on cash	(0.1)	(3.8)	(4.2)	(2.1)	0.5
Net increase (decrease) in cash and cash equivalents	67.4	269.5	468.9	(187.8)	12.5

Notes to the Summary IFRS Consolidated Financial Statements

Basis of Presentation

The accompanying consolidated financial statements are stated in millions of euros (‘EUR’) unless otherwise indicated. ASML has prepared the accompanying summary consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU – accounting principles generally accepted in the Netherlands for companies quoted on Euronext Amsterdam. On May 30, 2013, we acquired 100% of the issued share capital of Cymer Inc., financial information presented in the Consolidated Financial Statements include Cymer Inc. as of that date. Further disclosures, as required under IFRS in annual reports and interim reporting (IAS 34), are not included in the summary consolidated financial statements.

For internal and external reporting purposes, we apply accounting principles generally accepted in the United States of America (“US GAAP”). US GAAP is our primary accounting standard for the setting of financial and operational performance targets.

Use of estimates

The preparation of our consolidated financial statements in conformity with IFRS as adopted by the EU requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the dates of the statement of financial position and the reported amounts of revenue and expenses during the reported periods. Actual results could differ from those estimates.

Basis of consolidation

The consolidated financial statements include the financial statements of ASML Holding N.V. and its subsidiaries and the special purpose entities over which ASML has control (referred to as “ASML”). All intercompany profits, balances and transactions have been eliminated in the consolidation. Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one-half of the voting rights.

Revenue recognition

In general, we recognize the revenue from the sale of a system upon shipment and the revenue from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s cleanroom facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer, if any. A system is shipped, and revenue is recognized, only after all specifications are met and customer sign-off is received or waived. In case not all specifications are met and the remaining performance obligation is not essential to the functionality of the system but is substantive rather than inconsequential or perfunctory, a portion of the sales price is deferred. Although each system’s performance is re-tested upon installation at the customer’s site, we have never failed to successfully complete installation of a system at a customer’s premises.

The main portion of our revenue is derived from contractual arrangements with our customers that have multiple deliverables, which mainly include the sale of our systems, installation and training services and prepaid extended and enhanced (optic) warranty contracts. The revenue relating to the undelivered elements of the arrangements is deferred until delivery of these elements. Revenue from installation and training services is recognized when the services are completed. Revenue from prepaid extended and enhanced (optic) warranty contracts is recognized over the term of the contract.

Foreign currency risk management

Our sales are predominately denominated in euros. Exceptions may occur on a customer by customer basis. Our cost of sales and other expenses are mainly dominated in euros, to a certain extent in US dollars and Japanese yen and to a limited extent in other currencies. Therefore, we are exposed to foreign currency exchange risk.

It is our policy to hedge material transaction exposures, such as forecasted sales and purchase transactions, and material net remeasurement exposures, such as accounts receivable and payable. We hedge these exposures through the use of foreign exchange contracts.

ASML—Reconciliation US GAAP – IFRS 1,2

Net income	Three months ended,
(in millions EUR)	Mar 30, 2014	Mar 31, 2013
Net income based on U.S. GAAP	249.1	96.2
Development expenditures (see Note 1)	27.5	58.0
Share-based payments (see Note 2)	0.7	0.8
Income taxes (see Note 3)	6.0	0.7
Net income based on IFRS	283.3	155.7

Shareholders’ equity (in millions EUR)	Mar 30, 2014	Dec 31, 2013	Sep 29, 2013	Jun 30, 2013	Mar 31, 2013
Shareholders’ equity based on U.S. GAAP	7,056.9	6,922.4	6,620.9	6,522.3	4,172.1
Development expenditures (see Note 1)	610.2	582.7	555.7	507.3	456.1
Share-based payments (see Note 2)	26.0	27.0	27.9	27.1	4.2
Income taxes (see Note 3)	18.7	12.7	18.0	18.3	32.1
Equity based on IFRS	7,711.8	7,544.8	7,222.5	7,075.0	4,664.5

Notes to the reconciliation from US GAAP to IFRS

Note 1 Development expenditures

Under US GAAP, ASML applies ASC 730, “Research and Development”. In accordance with ASC 730, ASML charges costs relating to research and development to operating expense as incurred.

Under IFRS, ASML applies IAS 38, “Intangible Assets”. In accordance with IAS 38, ASML capitalizes certain development expenditures that are amortized over the expected useful life of the related product generally ranging between one and three years. Amortization starts when the developed product is ready for volume production.

Note 2 Share-based Payments

Under US GAAP, ASML applies ASC 718 “Compensation- Stock Compensation” which requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments. ASC 718’s general principle is that a deferred tax asset is established as we recognize compensation costs for commercial purposes for awards that are expected to result in a tax deduction under existing tax law. Under US GAAP, the deferred tax recorded on share-based compensation is computed on the basis of the expense recognized in the financial statements. Therefore, changes in ASML’s share price do not affect the deferred tax asset recorded in our financial statements.

Under IFRS, ASML applies IFRS 2, “Share-based Payments”. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options and stock granted to its employees after November 7, 2002. Under IFRS, at period end a deferred tax asset is computed on the basis of the tax deduction for the share-based payments under the applicable tax law and is recognized to the extent it is probable that future taxable profit will be available against which these deductible temporary differences will be utilized. Therefore, changes in ASML’s share price do affect the deferred tax asset at period-end and result in adjustments to the deferred tax asset.

Note 3 Income taxes

Under US GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which prepaid taxes must be recognized in consolidation. Contrary to IFRS, the prepaid taxes under US GAAP are calculated based on the tax rate applicable in the seller’s rather than the purchaser’s tax jurisdiction.

Under IFRS, ASML applies IAS 12, “Income Taxes” beginning from January 1, 2005. In accordance with IAS 12 unrealized net income resulting from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which deferred taxes must be recognized in consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, expected sales levels, systems backlog, IC unit demand, expected financial results, gross margin and expenses, and intention to repurchase shares. These forward looking statements are subject to risks and uncertainties including: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, the number and timing of EUV systems expected to be shipped, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, our ability to successfully integrate Cymer, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

[1]	These financial statements are unaudited.
[2]	Numbers have been rounded.